

19010959

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/18___ AND ENDING ___06/30/19___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRIAD SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 11th FLOOR
                                (No. and Street)

NEW YORK   NY   10006
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK ROSELLI   (212) 349-1006

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADEPTUS PARTNERS, LLC

                    (Name – *if individual, state last, first, middle name*)

6 EAST 45TH ST., 10TH FL   NEW YORK   NY   10017
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___KENNETH FISHER_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___TRIAD SECURITIES CORP._____ , as

of ___JUNE 30_____, 20 19_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title

_____
Notary Public

CYNTHIA DEMARCO
Notary Public, State of New York
No. 01DE5057091
Qualified in New York County
Commission Expires Mar. 18, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Triad Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Triad Securities Corp as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triad Securities Corp.'s management. Our responsibility is to express an opinion on Triad Securities Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triad Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners LLC

We have served as Triad Securities Corp.'s auditor since 2017.

New York, New York
August 9, 2019

Offices:

Maryland

New York City

Long Island

New Jersey

TRIAD SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

Cash	$	779,481
Deposits with clearing brokers		750,335
Commissions receivable from clearing brokers		1,216,947
Commissions receivable from other broker dealers		11,743
Commissions receivable from investment bankers		151,659
Fixed and intangible assets, less accumulated depreciation and amortization of $152,828		247,369
Tenant security deposit		139,871
Other assets		146,556
TOTAL ASSETS	$	3,443,961

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued bonus payable	$	743,800
Accounts payable and other accrued expenses		639,166
Deferred rent liability		248,629
Subordinated loan		250,000
TOTAL LIABILITIES		1,881,595

Stockholders' Equity:

Common stock, no par value, 200 shares authorized, issued and outstanding	24,950
Additional paid-in capital	208,088
Retained earnings	1,329,328
TOTAL STOCKHOLDERS' EQUITY	1,562,366
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,443,961

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), the National Futures Association ("NFA"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York, NY; with branch offices located in the states of Massachusetts and Georgia, all of which are in the United States. The Company acts primarily as an introducing broker forwarding transactions to three other FINRA members on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This account, aggregating $28,138 at June 30, 2019, is required to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker-dealers. Commission income and related expenses are recognized on a trade-date basis. Investment banking revenues are trailing commissions/fees received in connection with previous sales of private placements. Investment banking revenues also include fees earned from providing merger-and-acquisition and corporate finance advisory services. The Company recognizes investment banking income and related expenses upon the receipt of cash, when the deal has closed and the earnings process has been completed.

In May 2014 FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. The Company adopted the provisions of this guidance on July 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On July 1,2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ('Topic 606") using the modified retrospective method applied to those contracts which were not completed as of July 1, 2018 and presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of July 1, 2018, or to revenue for the twelve months ended June 30, 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Equipment and Furniture: Equipment and furniture is depreciated using the straight-line method over their estimated useful lives, ranging from five (equipment) to seven (furniture) years.

Software: Software is amortized on a straight-line basis over three years.

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates: The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Fair Value Measurements: The Company has adopted FASB ASC 825-10 Disclosures about Fair Value of Financial Instruments for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accordance with GAAP and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

TRIAD SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2019
(continued)

NOTE 3 - LEASE COMMITMENTS AND CONTINGENCIES

On March 29, 2018, the Company extended its non-cancelable operating lease for its principal premises through June 30, 2027. During the reconstruction phase the company is eligible for abatements provided the Company does not default under any provision of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Minimum annual rentals under the renewed non-cancelable lease are as follows:

Year ending June 30,

2020	$ 562,081
2021	573,323
2022	584,789
2023	614,526
2024	652,072
2025	665,113
2026	678,416
2027	691,984
Total	$ 5,022,304

These amounts do not consider the eligible abatements.

Rent expense is recorded on a straight-line basis over the lease term, which amounted to $708,380 for the fiscal year ended June 30, 2019, and included deferred rent of $248,629.

The Company had no material equipment rental commitments, no underwriting commitments, and no contingent liabilities at June 30, 2019.

The Company licenses office space to various parties with various termination dates. Total license income for the year ended June 30, 2019 was $199,308, and was netted against rent expenses in the statement of income.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019 the Company's net capital of $2,022,186 was $1,772,186 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.81 to 1.

NOTE 5 - CONCENTRATION OF RISK

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit. The cash balance of $779,481 was $529,481 in excess of the FDIC insurable limit of $250,000 as of June 30, 2019.

NOTE 6 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, National Financial Services LLC, Wedbush Securities Inc. and ICBC Financial Services LLC, pursuant to the clearance agreements. Commissions receivable from clearing brokers on the statement of financial condition are from these brokers.

As part of these agreements with its clearing brokers, the Company maintains good faith cash deposits totaling $750,335, which are included on the statement of financial condition.

NOTE 7 - FIXED AND INTANGIBLE ASSETS

Details of fixed and intangible assets at June 30, 2019 are as follows:

Equipment	$ 276,501
Furniture	91,034
Software	32,662
Total fixed and intangible assets, at cost	400,197
Less: accumulated depreciation and amortization	152,828
Net fixed and intangible assets	$ 247,369

NOTE 8 - SUBORDINATED LOAN

On March 21, 2016, the Company entered into a subordinated loan agreement with an indirect owner (through a trust) of the Company, by which the Company borrowed the principal amount of $250,000. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid. The loan is due to mature on March 21, 2021. Interest is payable upon maturity at a rate equal to three percent (3.0%) per annum. Accrued interest of $24,549 was payable as of June 30, 2019.

The subordinated loan, under appendix D of Rule 15c3-1, provides the Company with additional regulatory capital which is subject to the rule's "Debt Equity Ratio" requirements, which cannot exceed 70% for a period in excess of 90 days. At June 30, 2019, the Company's Debt-Equity Ratio was 0.14 to 1. The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

NOTE 9 - RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2019.

NOTE 10 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through August 9, 2019, the date the financial statements were available for issuance.